                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                (Amendment No. )
                    Under the Securities Exchange Act of 1934



                                  LODGIAN, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)



                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    54021P106
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                         Casuarina Cayman Holdings Ltd.
                               207 Grandview Drive
                          Fort Mitchell, Kentucky 41017
                              Attn: William J. Yung
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 4, 1999
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO.                             13D                Page  2   of  8   Pages
                                                              ----    ----

--------  ---------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Casuarina Cayman Holdings Ltd.
--------  ---------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [  ]
                                                                        (b) [  ]

--------  ---------------------------------------------------------------------
 3        SEC USE ONLY

--------  ---------------------------------------------------------------------
 4        SOURCE OF FUNDS*

            WC
--------  ---------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                     [  ]

--------  ---------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, B.W.I.
--------  ---------------------------------------------------------------------
                              7       SOLE VOTING POWER

         NUMBER OF                    2,598,100
          SHARES             --------------------------------------------------
       BENEFICIALLY           8       SHARED VOTING POWER
         OWNED BY
           EACH                        0
         REPORTING           --------------------------------------------------
        PERSON WITH           9       SOLE DISPOSITIVE POWER

                                      2,598,100
                             --------------------------------------------------
                             10       SHARED DISPOSITIVE POWER

                                      0
--------  ---------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,598,100
--------  ---------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [  ]

--------  ---------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.3215%
--------  ---------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
--------  ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO.                             13D                Page  3   of  8   Pages
                                                              ----    ----


 1        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          William J. Yung
--------  ---------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [  ]
                                                                        (b) [  ]

--------  ---------------------------------------------------------------------
 3        SEC USE ONLY

--------  ---------------------------------------------------------------------
 4        SOURCE OF FUNDS*

            AF
--------  ---------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                              [  ]

--------  ---------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------  ---------------------------------------------------------------------
                              7       SOLE VOTING POWER

         NUMBER OF                    2,598,100
          SHARES              -------------------------------------------------
       BENEFICIALLY           8       SHARED VOTING POWER
         OWNED BY
           EACH                       0
         REPORTING            -------------------------------------------------
        PERSON WITH           9       SOLE DISPOSITIVE POWER

                                      2,598,100
                              -------------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                      0
--------  ---------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,598,100
--------  ---------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [  ]

--------  ---------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.3215%
--------  ---------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------  ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                         Page  4   of  8   Pages
                                                              ----    ----



ITEM 1.           SECURITY AND ISSUER.

         This Schedule 13D relates to the Common Stock, par value $.01 per share (the "Shares"), of Lodgian, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is Two Live Oak Center, 3445 Peachtree Road, N.E., Suite 700, Atlanta, Georgia 30326.

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a)    This statement is being filed by:

                         (1) Casuarina Cayman Holdings Ltd., a corporation organized under the laws of Cayman Islands, B.W.I. ("CCH")

                         (2)  William J. Yung (an individual)

                         The Executive Officers and Directors of CCH are as follows:

                         William J. Yung - Director and President
                         Joseph E. Marquet - Director and Vice President-Finance William C. Beegle - Executive Vice President
                         Theodore R. Mitchel - Secretary and Treasurer
                         Joseph A. Yung - Vice President

                  (b) The address of the principal business office of each of CCH, William J. Yung and the executive officers and directors of CCH is 207 Grandview Drive, Fort Mitchell, Kentucky 41017.

                  (c) CCH is a holding company owning 100% of the outstanding capital stock of Galleon Beach Resort, Ltd., a Cayman Islands, B.W.I. corporation which owns and operates a resort hotel in Grand Cayman, B.W.I. The principal occupation of William J. Yung is President and Chief Executive Officer of Columbia Sussex Corporation.




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                                                         Page  5   of  8   Pages
                                                              ----    ----


                         The present principal occupations of the Executive Officers and Directors of CCH are as follows:

                         William J. Yung - President and Chief Executive Officer of Columbia Sussex Corporation

                         Joseph E. Marquet - Chief Financial Officer and Vice President-Finance of Columbia Sussex Corporation

                         William C. Beegle - Executive Vice President of Construction of Columbia Sussex Corporation

                         Theodore R. Mitchel - Chief Accounting Officer and Secretary/Treasurer of Columbia Sussex Corporation

                         Joseph A. Yung - Director of Development of Columbia Sussex Corporation

                  (d) None of the persons on whose behalf this Schedule 13D is filed, nor, to the best knowledge of the persons filing this Schedule, any of the Executive Officers and Directors of CCH, have been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) None of the persons on whose behalf this Schedule 13D is filed, nor, to the best knowledge of the persons filing this Schedule, any of the Executive Officers and Directors of CCH, have been a party, during the last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Casuarina Cayman Holdings Ltd. is a corporation organized under the laws of Cayman Islands, British West Indies. William J. Yung and each of the other Executive Officers and Directors of CCH are citizens of the United States of America.




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                                                         Page  6   of  8   Pages
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ITEM 3.           SOURCE AND AMOUNT OF FUNDS.

         The aggregate amount of funds expended to date by all the persons listed in this Schedule 13D for the Shares of the Issuer owned by them is approximately $13,672,157.85. Cash generally available in the business of CCH was used, and no borrowed funds were involved.

ITEM 4.           PURPOSE OF TRANSACTION.

          The persons filing this Schedule have acquired the Shares for investment purposes. Subject to market and business conditions and other factors, the persons filing this Schedule may purchase additional Shares, maintain their present ownership of Shares or sell some or all of the Shares.

         Mr. Yung may seek representation on the Board of Directors of the Issuer. While Mr. Yung has no specific plans or proposals relating to obtaining representation on the Board of Directors of the Issuer, such representation may involve a plan or proposal to change the number or term of directors or to fill an existing vacancy on the Board and may involve solicitation of proxies to obtain such representation.

         In addition to the foregoing, while there are no specific plans or proposals at this time, nothing would preclude one or more of the persons filing this Schedule from undertaking any of the following actions: the disposition of securities of the Issuer; an extraordinary corporate transaction involving the Issuer or any of its subsidiaries; a sale or transfer of material amount of the assets of Issuer or any of its subsidiaries; material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter or by-laws or other actions that might impede the acquisition or control of Issuer by any other person; causing securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; causing securities of the Issuer to be eligible for termination of registration pursuant to the Securities Exchange Act of 1934; or any other similar action.

ITEM 5.           INTEREST IN SECURITIES OF ISSUER.

         (a) CCH beneficially owns all of the Shares identified in this Schedule. None of the other persons filing this Schedule have directly acquired any Shares. Mr. Yung may be deemed to control CCH and, therefore, Mr. Yung and CCH thus may be considered to have beneficial ownership of all of such Shares of the Issuer held of record by CCH.

                                                         Page  7   of  8   Pages
                                                              ----    ----


         (b) William J. Yung, who is a director and president of CCH, generally directs the investments and voting decisions of CCH. Therefore, both Mr. Yung and CCH may be deemed to share voting power with respect to the Shares of the Issuer identified above.

         (c) Set forth below is a schedule of transactions of the Shares effected by CCH during the 60 days preceding the date of this filing, all of which involved purchases of Shares by CCH which were made through broker/dealer transactions.

         Date of Transaction       No. of Shares        Purchase Price Per Share
         -------------------       -------------        ------------------------

         October 4, 1999               210,000               200,000 @ $4
                                                              10,000 @ $3-7/8

         October 6, 1999               625,800               625,800 @ $4

         October 7, 1999                 5,400                 5,400 @ $4

         October 8, 1999                13,900                13,900 @ $4

         October 11, 1999               29,900                29,900 @ $4

         October 12, 1999               88,300                88,300 @ $4

         October 13, 1999              125,000                 6,000 @ $4
                                                              10,000 @ $4-1/16
                                                             109,000 @ $4-1/8

         October 14, 1999               35,000                35,000 @ $4-3/16

         October 15, 1999              121,500               121,500 @ $4-1/4

         (d)      Not Applicable

         (e)      Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None of the persons filing this Schedule is party to any agreement with respect to any securities of the Issuer, including agreements with respect to the transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

         None.


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                                                         Page  8   of  8   Pages
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         After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

                                              CASUARINA CAYMAN HOLDINGS LTD.



Dated: October 19, 1999                       By: /s/ William J. Yung
                                                 -------------------------------
                                                 William J. Yung, President




                                                 /s/ William J. Yung
                                                 -------------------------------
                                                 WILLIAM J. YUNG